Exhibit 99.1

RIO ALTO ANNOUNCES NET INCOME OF US$11.9 MILLION FOR Q1 2014

For Immediate Release	May 9, 2014

Rio Alto Mining Limited (“Rio Alto” or “the Company”) (TSX & BVL: RIO, NYSE: RIOM, DB Frankfurt: MS2) announces that its net income for the quarter ended March 31, 2014 was $11.9 million or $0.07 per share. Cash provided by operations for the quarter amounted to $18.4 million. World Gold Council (“WGC”) adjusted operating cost per ounce was $651 per ounce for the quarter.

Highlights for the quarter included:

  Gold produced was 53,463 ounces, of which 47,932 ounces were sold at an average realized price of $1,283 per ounce. The remaining ounces were delivered to Red Kite under the Company’s Gold Prepayment Agreement (“Prepayment”).

  WGC Adjusted operating cost per ounce was $651.

  WCG All-in sustaining costs per ounce were $773.

  WGC All-in costs per ounce were $914.

  Net income amounted to $11.9 million ($0.07 per share).

  Cash provided by operations was $18.4 million.

  Capital investments amounted to $11.8 million and exploration spending was $579,000.

“This is a solid start to the year driven by the management team and everyone working at our La Arena Gold Mine. I am expecting that this performance will continue throughout the rest of 2014 which should culminate in another strong annual financial performance by the Company”, commented Alex Black, President & CEO.

This release should be read in conjunction with Rio Alto’s Q1 2014 financial statements and related Management’s Discussion and Analysis which may be found at the Company’s website, on the SEDAR website and on the EDGAR website.

Forward Looking Statements

This news release contains certain forward-looking information including a statement concerning future production. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such information. A description of assumptions used to develop such forward-looking information and a description of risk factors that may cause actual results to differ materially from forward-looking information can be found in Rio Alto's disclosure documents on the SEDAR website at www.sedar.com. Rio Alto does not undertake to update any forward-looking information except in accordance with applicable laws.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto’s SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Alex Black

President, CEO & Director

FOR FURTHER INFORMATION, CONTACT:

Alex Black, President & CEO	Alejandra Gomez, Investor Relations

Phone: +511 625 9900	Phone: 604.628.1401

Fax: 866.393.4493	Fax: 866.393.4493

Email: alexb@rioaltomining.com	Email: alejandrag@rioaltomining.com

Web: www.rioaltomining.com